Letter of Resignation

December 26, 2024

To: Nadav Elituv, CEO Two Hands Corporation
To: The Board of Directors of Two Hands Corporation

This letter will serve notice that I am resigning as a member of the Board of Directors of Two Hands Corporation effective December 30, 2024.

As the Company transitions to new management, I believe this is an appropriate time for me to step aside to allow the incoming leadership team to guide the Company toward its next phase of growth and success. My personal and professional commitments also require me to devote more time to other endeavors, making it challenging to fulfill the requirements of a board member.

My resignation does not reflect any disagreement with management or the direction of the Company.

Sincerely,

/s/ Bradley Southam
Bradley Southam

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